[Dorsey & Whitney LLP Letterhead]

July 28, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               The SCO Group, Inc./Registration Statement on Form S-1

Ladies and Gentlemen:

The SCO Group, Inc. is submitting for filing a Registration Statement on Form S-1 in order to effect a rescission offer for shares of stock issued under the company’s 2000 Employee Stock Purchase Plan.

Should you have any questions regarding this filing, please feel free to call the undersigned at (801) 933-7360.

Very truly yours,

DORSEY & WHITNEY LLP

/s/ Nolan S. Taylor

cc:           Michael Olson, The SCO Group, Inc.